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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                             -----------------

                              AMENDMENT NO. 1
                               SCHEDULE 14D-9

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                          DETECTION SYSTEMS, INC.
                         (Name of Subject Company)

                          DETECTION SYSTEMS, INC.
                    (Name of Person(s) Filing Statement)
                             -----------------

                   Common Stock, Par Value $.05 Per Share
                       (Title of Class of Securities)
                             -----------------

                                250644 10 1
                   (CUSIP Number of Class of Securities)
                             -----------------

                               Frank J. Ryan,
                  Vice President, Secretary and Treasurer
                          Detection Systems, Inc.
                            130 Perinton Parkway
                          Fairport, New York 14450

        (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                        person(s) filing statement).
                             -----------------

                              With a copy to:

                          Stephen M. Banker, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, NY 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000

  |  |   Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

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        This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 dated December 20, 2000 (the "Schedule 14D-9") of Detection Systems, Inc., a New York corporation, (the "Company") relating to the Offer (as defined below) by Bosch Security Systems Corporation (the "Purchaser"), a New York corporation and wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent"), to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of the Company at a price of $18.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which were included as Exhibits (a)(1) and (a)(2) to the Tender Offer Statement on Schedule TO, respectively, filed by Parent and Purchaser with the SEC on December 20, 2000 (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

1. Part 2 of Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first sentence of the first full paragraph on page 3 in its entirety as follows:

        "The conditions (a) through (g) set forth above are for the sole benefit of Parent and Purchaser and may be waived by Parent or the Purchaser, in whole or in part, at any time, and from time to time, in the sole discretion of Parent or Purchaser, subject to the obligations of Parent and Purchaser to purchase or return the Shares tendered in connection with the Offer promptly after the termination or withdrawal of the Offer, pursuant to Rule 14e-1(c) under the Exchange Act."

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        REASONS FOR THE BOARD'S RECOMMENDATION; FACTORS CONSIDERED;

2. Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following additional language at the end of item number 2 on page 19:

        "Among other factors, the Board considered the Company's revenue, earnings before interest, tax, depreciation and amortization ("EBITDA") and net income between the six month period ended September 30, 1999 and the six month period ended September 30, 2000. Between these two periods, the Company's revenue decreased from $71.5 million to $69.2 million, its EBITDA increased from $6.6 million to $6.8 million and its net income decreased from $2.9 million to $2.1 million."

3. Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following additional language at the end of item number 3 on page 19:

        "If the current trends in the national and international economic climate continue, a sale or other strategic transaction might be less likely because: (i) demand for the Company's products could potentially decrease, resulting in a corresponding decrease in sales and a less favorable outlook for the Company's future performance; and (ii) the market for mergers and acquisitions may become less active, and parties who are currently interested in acquiring the Company may be unable to do so for financial reasons. Both the national and international climates are relevant, because the Company has domestic and international operations and customers, and because both domestic and international companies expressed interest in a strategic transaction with the Company."

4. Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following additional language at the end of item number 8 on page 19:

        "The Company's Shares have been thinly traded since the Company became publicly traded in 1969. Additionally, between December 8, 1997 and December 8, 2000, the average daily trading volume for the Shares was approximately 24,700."

        OPINION OF INVESTMENT BANKER

5. Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following additional language at the end of the second full paragraph on page 21:

        "Fleet Securities has consented to the inclusion of its opinion in this Schedule 14D-9."

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

6. Item 5 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following additional paragraph at the end of page 26:

        "Fleet Securities' fee will be determined as of the Closing Date. As of January 3, 2001, it is estimated that Fleet Securities is entitled to a fee of $2.1 million in connection with its services related to the Offer and the Merger. Of this amount, Fleet Securities has already received $100,000 as a retainer and $250,000 in connection with its delivery of the fairness opinion. This fee does not include Fleet Securities' out-of-pocket expenses, which, as of January 8, 2001, are estimated at $67,000."


                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         By: /s/ Frank J. Ryan
                                             Name:  Frank J. Ryan
                                             Title: Vice President, Secretary
                                                    and Treasurer

Dated: January 8, 2001